

January 31, 2011

Lauren Notar
Chief Executive Officer
Source Gold Corp.
2 Toronto Street, Suite 234
Toronto, Ontario, Canada M5C 2B5

> **Re:** **Source Gold Corp.**
> **Form 10-K for Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2010**
> **Filed December 20, 2010**
> **File No. 333-153881**

Dear Ms. Notar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2010

Involvement in Certain Legal Proceedings, page 34

1.   Please revise your disclosure to provide the information required by Item 401(f) of Regulation S-K, which references the past ten years.

Executive Compensation, page 37

2.   Please provide your analysis in necessary detail as to why you have not included Ms. Notar's options (referenced in the second paragraph at page 37) in your discussion of executive compensation. For example, and without limitation, we note that such options are not listed in your Summary Compensation table or your Outstanding Equity Awards

table. In addition, we note your statement on page 28 that you have not issued and do not have outstanding any options to purchase shares of your common stock, and your statement on page 38 that you have not granted stock options to the executive officers and directors since inception. Please advise.

Report of Independent Registered Public Accounting Firm, page F-1

3.   We note the report from your independent registered public accounting firm is not signed. Please file an amended Form 10-K that includes a revised report that properly identifies the firm, and includes the signature. See AU Section 508.08 and Item 2-02(a) of Regulation S-X for additional guidance.

Note 8 Income Taxes, page F-16

4.   Within the reconciliation of the income tax provision computed at the statutory rate to the reported tax provision, you disclose that your loss before income tax was approximately $5,467,000 and your expected tax recovery on net loss, before income tax, was approximately $177,000. Given the statutory rate reported of 34%, please tell us and revise your disclosure to explain why your expected tax recovery is not approximately $1,859,000 ($5,467,000 times 34%).

Form 10-Q for Fiscal Quarter Ended October 31, 2010

Controls and Procedures, page 17

Limitations of the Effectiveness of Internal Controls, page 17

5.   Please provide your analysis in necessary detail as to how your management has concluded that your "disclosure controls and procedures are effective at…a reasonable assurance level" in view of your earlier disclosure that your "disclosure controls and procedures were ineffective…due to…[certain] material weaknesses."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721, Mark Wojciechowski at (202) 551-3759, or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief